May 19, 2006

By EDGAR Transmission and by Courier

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 4561

RE:    Artemis International Solutions Corporation

Schedule 13E-3

File No. 5-58851

April 13, 2006

Preliminary Proxy Statement on Schedule 14A

File No. 0-29793

Filed on April 13, 2006

On behalf of Artemis International Solutions Corporation (“Artemis” or the “Company”), we hereby submit Artemis’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 12, 2006, regarding the above referenced Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Schedule 13E-3

1.                                       It appears that RCN Acquisition, Inc. should be named as a filing person on the Schedule 13E-3. Please note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5 and 11 of the Schedule 13E-3 to include RCN Acquisition, Inc. as a filing person.

Schedule 14A

2.                                       Disclose prominently that approval of the merger is assured. In this regard, when you discuss the vote required to approve the merger, you should disclose the number and percentage of shares that will be voted in favor of the merger proposal by agreements or understandings among Artemis shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Proxy Statement to add the discussion to the Summary Term Sheet.

Summary Term Sheet, page 1

3.                                       Please expand the summary terms sheet to disclose that Joe Liemandt serves as a director of the Artemis board, and also serves as the Chairman of the board of directors, CEO and President of Trilogy.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Proxy Statement to add the discussion of interested Artemis board members.

4.                                       Please expand the summary term sheet to disclose that two of the three members of the special committee that initially decided to pursue an outright sale of the company, i.e., Messrs Liemandt and Pere, are “interested” board members.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Proxy Statement to add the discussion of interested Artemis board members.

5.                                       Please also expand the summary term sheet to disclose each filing party’s positions as to substantive and procedural fairness of this transaction to unaffiliated shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 6 of the Proxy Statement to add the position of each filing person as to the substantive and procedural fairness of the merger to the unaffiliated shareholders.

6.                                       Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Proxy Statement.

7.                                       Please define “Proha” the first time you use this term, which we note is on page 3. In that regard, we note that, in addition to being Artemis’ majority stockholder, Proha has numerous related party agreements with Artemis, as disclosed on page 36.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Proxy Statement.

Q:                                  Why are you proposing the Merger, page 6

8.                                       Refer to the first sentence which provides an overly generalized description of the reasons for the Merger. Revise to provide a brief but meaningful discussion of why the company is engaging in the current going-private transaction. Conclusory statements such as the “Merger is advisable and fair to, and in the best interests of, Artemis and all our stockholders” provides little insight into the reasons behind the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Proxy Statement.

Q:                                  Did our board of directors receive an opinion from an independent financial advisor in connection with the Merger?

9.                                       We note the disclosure on page 33 that, pursuant to the Cowen engagement letter, if the transaction is consummated, Cowen will be entitled to receive a transaction fee. Here and in all other applicable places in the proxy statement, please revise any references to the advisor’s fairness opinion and analyses to address this contingent payment. Disclose the amount of this contingent transaction fee.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 26, 27, 29, 30, 37, 42, 45, 46, 59 and 90 of the Proxy Statement to include disclosure regarding the contingent payment to Cowen.

10.                                 Stockholders are entitled to rely on the opinion of Cowen. Please delete the term “solely” in the second to the last sentence which implies otherwise.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Proxy Statement to remove the referenced word “solely.”

Cautionary Statement Regarding Forward-Looking Statements, page 12

11.                                 Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please either remove the references to the Private Securities Litigation Reform Act or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing. See also page 74.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Proxy Statement.

Comparative Market Price and Dividend Information, page 14

12.                                 Item 1002(c) of Regulation M-A requires disclosure of the high and low prices for the subject security for each quarter during the past two years. Please expand to include the prices for 2006.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Proxy Statement.

Special Factors, page 16

Purpose of the Structure of the Merger, page 16

13.                                 The discussion of your reasons for pursuing the going private transaction should include discussions of your revenue and net income decreases during the last two years.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Proxy Statement.

Background of the Merger, page 16

14.                                 Balance the last sentence in the first paragraph under this heading to note that the trading prices have also exceeded the merger price. In this regard, we note that during the first three quarters of 2005 the low price during the quarter was greater than the merger price.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Proxy Statement.

15.                                 We note your disclosure in the third full paragraph on page 17 that among the reasons considered for an outright sale were that Sarbanes-Oxley requirements “were likely to require significant increases in [your] ongoing expenses . . . of remaining a public company.” As you have noted that these requirements took effect in 2002, please clarify why the company has decided to go private at this time and what has changed, in this regard, in the last four years. Further, quantify these amounts to the extent practicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Proxy Statement.

16.                                 We refer you to your disclosure in the penultimate paragraph on page 17 and the first full paragraph on page 18. Please discuss in more detail the “other alternatives” to an outright sale considered by the Board and the reasons for their rejection. Tell us whether these alternatives were reconsidered as the acquisition prices declined.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Proxy Statement.

17.                                 We note your disclosure in the last paragraph on page 19 that the then current top bidder had “previously indicated” it would be comfortable with allowing Proha to participate in the merger. Please discuss all previous conversations regarding Proha’s participation. Disclose when these negotiations took place, and who initiated and participated in the negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Proxy Statement.

18.                                 Please describe the extent to which the board considered the competing offer described in the third paragraph on page 21. State the reasons for the board’s rejection of this offer, particularly in light of the fact that it was $0.20 per share higher than the then highest bid. See, Item 1014(f) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Proxy Statement. The Company supplementally advises the staff that Mr. Joseph did not provide any reports, opinions or appraisals to the board in connection with this transaction.

19.                                 We note your disclosure on page 22 that the Company retained Frederick M. Joseph as an independent consultant. Please provide copies of any information that Mr. Joseph provided to the boards in connection with this transaction, including summaries of any oral presentations.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Proxy Statement. The Company supplementally advises the Staff that Mr. Joseph did not provide any reports, opinions or appraisals to the board in connection with this transaction.

20.                                 It appears that the first time you discuss Trilogy is on page 22, where you disclose that Trilogy submitted an acquisition offer on February 8, 2006. Please confirm whether this is the first time Trilogy was involved as a potential strategic partner, bidder and/or financial sponsor.

The company confirms that February 8, 2006 was the first time Trilogy was involved as a potential strategic partner, bidder and/or financial sponsor.

21.                                 As Mr. Liemandt also serves as the Chairman of the hoard of directors, CEO and President of Trilogy, please provide expanded disclosure as to the nature of his participation in the negotiations of the company prior to the formal involvement of Trilogy. In that regard, we note that Mr. Liemandt served on the special board committee charged with exploring strategic alternatives for the company and that, as disclosed on page 24, he participated in the due diligence conducted by various other bidders.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Proxy Statement.

22.                                 We note the disclosure that, on March 2, 2006, the “disinterested members” of the board met to discuss the sale; process involving Trilogy. Please revise to disclose whether the “disinterested members” referenced here included Pekka Pere, the CEO of Proha, and Olof Odman, the Chairman of the board of directors of Proha, and disclose whether Messrs. Pere or Adman participated in this meeting and in any other meetings involving the Trilogy offer and whether or not to include the Proha shop-right provision. In that regard, we note several instances where you disclose that Messrs. Pere and Liemandt were not in attendance at certain meetings, but make no mention of Mr. Odman. In addition, please expand your disclosure to discuss the deliberations of the board in determining to pursue an offer that had a lower purchase price per share but that included the Proha shop-right provision.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23 to 26 of the Proxy Statement.

23.                                 Please expand your disclosure to discuss the negotiations with the security holders who have entered into the Voting agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Proxy Statement.

Recommendation of Our Board of Directors Fairness of the Merger, page 24

24.                                 Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Proxy Statement.

25.                                 Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated security holders. Please revise the disclosure throughout the document to clarify that the fairness determinations have been made with respect to unaffiliated security holders alone, rather than “all our stockholders,” “Artemis and our stockholders” or “Artemis and all our stockholders.” Statements indicating a belief that the transaction is fair to stockholders generally are inadequate because the disclosure does not distinguish between affiliated and unaffiliated stockholders. Please revise the board statements as to fairness to address specifically whether their fairness determination pertains to unaffiliated security holders alone. See Q&A No. 19 in SEC Release No. 17719 (Apr. 13, 1998). Ensure that you have consistently made this distinction throughout the proxy statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 28 of the Proxy Statement.

26.                                 Here and in all other places in the document, please delete the discussion concerning “arm’s length transaction” and “arms-length negotiations.”  References to arm’s-length negotiations are inappropriate in a going private transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 30, 36 and 46 of the Proxy Statement.

27.                                 Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination. A listing of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. For example, on page 25, you indicate that the board considered its knowledge of “our business, assets, financial condition and results of operations, our competitive position, the nature of our business and the industry and which we operate.” You do not, however, explain how this factor contributed to the board’s determination that the transaction is fair.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Proxy Statement.

28.                                 On page 26, explain why it is the board does not believe that your net book value has no correlation to the fair value of your shares in the context of the sale of Artemis.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Proxy Statement.

29.                                 Your discussion of procedural fairness should specifically address why you believe the transaction is procedurally fair in the absence of any of the safeguards identified in Items 1014(c) and (d) of Regulation M-A. Furthermore, as previously indicated, please revise the disclosure to indicate whether or not the proposed transaction is procedurally fair to the unaffiliated security holders.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Proxy Statement.

30.                                 If a filing person, including RCN or the Affiliated Stockholders, relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please specifically disclose this but note that a filing person cannot insulate itself from liability by relying upon another’s analyses, which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719. In this regard, it appears that the board is relying on Cowen’s analysis of the company’s historical stock prices.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 30 of the Proxy Statement.

Further, address what consideration the board gave to the fact that the merger price reflects a 59% discount to the highest stock price during the last twelve months.

The historical stock price does not reflect the current business operations, financial condition and prospects of the Company as demonstrated by the extensive process in soliciting interest in Artemis, the vigorous negotiations on behalf of the unaffiliated stockholders and the approval of the merger by the unanimous vote of the disinterested members of the board of directors of Artemis.

Opinion of Cowen & Co. LLC Regarding the Transaction, page 28

31.                                 You state that the summary of the written opinion of Cowen is qualified in its entirety by reference to the full text of such opinion. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Proxy Statement to remove the qualification.

32.                                 Briefly describe the assumptions made and limitations on the scope imposed on Cowen’s opinion.

We respectfully advise the Staff that a significant portion of the text prior to and after the description of the principal financial analyses contains assumptions made and limitations on the scope imposed on Cowen’s opinion, and thus, the Company finds a more brief description impracticable.

33.                                 We note your indication that Cowen reviewed “certain publicly available financial and other information . . . and certain other relevant financial and operating data furnished to Cowen by Artemis management” as well as “financial studies, analyses, investigations, and such other factors that Cowen deemed relevant,” please note that any non-public information used by Cowen in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor’s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Cowen that it used to formulate its opinion, Including the specific assumptions outlined in Cowen’s fairness opinion and report.

In response to the Staff’s comment, the Company has revised the disclosure in the second bullet point on page 30 of the Proxy Statement to provide a summary of certain non-public information furnished to Cowen by Artemis management in connection with Cowen’s analysis and opinion. In addition, the Company has revised the disclosure in the sixth bullet point on page 30 of the Proxy Statement to delete the reference to certain materials that Cowen did not utilize in connection with its opinion. The Company supplementally confirms that, with the revisions described above, it has disclosed all projections and underlying assumptions of the Company that were supplied to Cowen and used by Cowen to formulate its opinion.

34.                                 Please disclose whether the Financial Projections disclosed on page 15 were among the information furnished to Cowen and incorporated into its opinion. Disclose the material assumptions underlying these projections and, if calculated, their implied per share valuation of Artemis.

We respectfully advise the Staff that the Company furnished the projections disclosed on pages 16 and 17 of the Proxy Statement to Cowen, but Cowen advised the Company that the projections had limited utility in its financial analysis because of the Company’s historical failure to perform in accordance with its projections. Cowen further advised the Company that the projections were not incorporated into Cowen’s opinion or used in connection with formulating its opinion.

35.                                 Explain the reasons, particularly if “subsequent developments” should affect the opinion, why Cowen “does not have any obligation to update, revise or reaffirm its opinion”.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Proxy Statement to clarify that “subsequent developments” would not affect Cowen’s opinion, because the opinion was made as of March 10, 2006 and was necessarily based upon the economic and market conditions and other circumstances as they existed and could be evaluated on the date of the opinion. In the event of a change of circumstances that would not affect the assumptions underlying its opinion, Cowen maintains that it would not have an obligation to update, revise or reaffirm its opinion. However, the Company has further revised the disclosure on page 31 of the Proxy Statement to address the possibility of Cowen being provided or having obtained additional information that would suggest a change in the assumptions (or the bases therefor) upon which its opinion is based.

36.                                 Although we understand that you filed the opinion of Cowen & Co., LLC as an exhibit to your Schedule 13E-3, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, supplementally confirm that you have described in detail all oral presentations made to the board by Cowen concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the board such, as board books, slides, etc.

We supplementally confirm to the Staff that the Company has reported that Cowen’s presentation to the board, dated March 10, 2006, and filed as Exhibit (c)(2) to the Schedule 13E-3 filed with the SEC on April 13, 2006, was the only report, opinion or appraisal that the Company received from an outside party that is materially related to the Rule 13e-3 transaction. We also supplementally confirm that Cowen’s written and oral presentation to the board on March 10, 2006 were the only presentations, written or oral, made to the board by Cowen concerning the valuation methodologies that it used in preparing its opinion.

37.                                 For each analysis performed, explain the significance of each finding and how the results support the final determination of the fairness of the merger consideration. In this regard, for each analysis, disclose the implied equity value and implied price per share, as applicable. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 to 35 of the Proxy Statement to address the Staff’s concerns.

38.                                 Please describe, with more specificity, your relationship with Cowen & Co., LLC during the past two years. Include within your discussion the amount of compensation paid during that time. See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 37 of the Proxy Statement to clarify that Cowen has performed no services for the Company during the past two years, other than in connection with the transaction.

39.                                 For each analysis performed, explain the significance of each funding and how the results support the final determination of the $1.60 common stock purchase price consideration being offered to shareholders. The disclosure regarding the multiples implied by ratio of “Enterprise Value” to “LTM revenues” is difficult to comprehend and should be revised to provide the insight necessary for a meaningful understanding of Cowen’s analysis. In this regard, we note that the multiples implied by the consideration to be received in the Merger are less than the averages of the respective sample company/transaction multiples.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 to 35 of the Proxy Statement in an attempt to clarify the analysis.

We also respectfully advise the Staff, that the Company has reported that, while Cowen took into account the fact that the multiples implied by the consideration to be received in the Merger are less than the averages of the respective sample company/transaction multiples, the multiples implied by the consideration are well within the ranges of those exhibited by the selected publicly traded companies and selected transactions, and thus, support an opinion that the consideration provided for in the Merger Agreement was fair from a financial point of view, to the unaffiliated holders of outstanding shares of Artemis common stock.

Analysis of Selected Publicly Traded Companies, page 30

40.                                 Given that you concede that the selected companies cannot be directly compared to Artemis, explain why Cowen deemed these companies comparable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31 to 33 of the Proxy Statement to provide additional disclosure on the reasons why Cowen deemed the selected companies comparable to the Company.

41.                                 Clarify your statement that the Selected Companies had criteria similar “to what might be expected” of Artemis. Reconcile haw Cowen determined “what might be expected” of Artemis with the disclosure on page 32 that Cowen had no reliable financial performance projections.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 32 of the Proxy Statement to remove the referenced phrase “what might be expected of.”

Analysis of Selected Transactions, page 30

42.                                 Disclose the criteria used to determine the business sale transactions selected for comparison and identify these transactions by the companies involved and date of the transaction. We again note disclosure that none of the referenced transaction is directly comparable to the Artemis/Trilogy transaction. Tell us whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Proxy Statement to provide additional disclosure on the criteria used to determine the business sale transactions selected for comparison. The Company has also revised the disclosure to include the announcement date for each of the transactions. We supplementally advise the Staff that the Company has reported that Cowen is not aware of additional business sale transactions that fit within its criteria but were not analyzed.

The Company has noted, however, that Cowen used its judgment and experience in applying its criteria to business sales transactions for analysis, and other parties could apply the same or similar criteria differently.

Analysis of Premiums Paid in Selected Transactions, page 31

43.                                 Please disclose Cowen’s basis for selecting these particular sets of Selected Transactions and tell us into which, set – Software Industry or Small Cap Software Industry – each of the 9 Precedent Transactions fall.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 35 of the Proxy Statement to provide additional disclosure on Cowen’s basis for selecting these particular set of Selected Transactions, and into which set, the Precedent Transactions fall.

Discounted Cash Flow Analysis, page 32

44.                                 Please explain in greater detail why Cowen could not utilize the Financial Projections summarized on page 15 to conduct a discounted cash flow analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Proxy Statement to provide greater detail why Cowen could not utilize the Financial Projections summarized on page 16 to conduct a discounted cash flow analysis.

45.                                 Quantify the transaction fee to be received by Cowen if the transaction is consummated and the fee Cowen received for rendering its opinion.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Proxy Statement to include disclosure regarding the transaction fee to be received by Cowen if the transaction is consummated and the fee Cowen received for rendering its opinion.

Interest of Trilogy Directors in the Merger, page 34

46.                                 Disclose the effect of the transaction on each affiliate’s interest in the net book value and net income of Artemis in both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Financing of the Merger, page 38

47.                                 Please disclose in this section the total amount of consideration to be paid, including the Merger Consideration and Liquidation Consideration, as such terms are defined in this document.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Proxy Statement.

RCN and the Affiliated Stockholders’ Position as to Fairness of the Merge

48.                                 Expand to describe the going concern analysis performed by RCN and the Affiliated Stockholders as noted in the final paragraph.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of the Proxy Statement to provide greater detail on the going concern analysis performed by RCN and the Affiliated Stockholders.

Advantages and Disadvantages of the Merger, page 40

49.                                 Please reconcile the implied premiums in the first bullet on page 41 with your disclosure on page 32.

The historical stock price does not reflect the current business operations, financial condition and prospects of the Company as demonstrated by the extensive process in soliciting interest in Artemis, the vigorous negotiations on behalf of the unaffiliated stockholders and the approval of the merger by the unanimous vote of the disinterested members of the board of directors of Artemis.

The Position of the Executive Officers as to the Fairness of the Merger, page 41

50.                                 Please explain in greater detail how the factors described in the sixth and seventh bullets in the list beginning on page 41 to demonstrate the fairness of the Merger to “unaffiliated” security holders, given the fact that the “controlling stockholder” and holders representing a majority of the outstanding shares are “affiliated” by virtue of their participation in, and Voting Agreement to approve, the Merger.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Proxy Statement.

Conditions to the Merger, page 50

51.                                 Given that completion of the Merger might not occur until September 2006 or later, tell us what consideration you will give to the continued reliability of Cowen’s report, which was issued in March 2006.

Should the Merger not occur by September 6, 2006, the Company would examine the appropriateness of continuing to rely upon the Cowen opinion. Please see page 53 of the Proxy Statement.

Annex C

52.                                 Please revise the opinion or the disclosure in the proxy statement to clarify that Cowen has consented to the use of the opinion in the document.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Proxy Statement to clarify that Cowen has consented to the use of the opinion in the document.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/ Harvey Newkirk
Harvey Newkirk